UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2025

333-233363

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

57/63 Line Wall Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Exhibit Index

Exhibit No.	Description

99.1	Annual Information Form of The INX Digital Company, Inc. for the fiscal year ended December 31, 2024
99.2	Management’s Discussion and Analysis of The INX Digital Company, Inc. for the years ended December 31, 2024 and 2023
99.3	Consolidated Financial Statements of The INX Digital Company, Inc. as of December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: March 28, 2025	By:	/s/ Shy Datika
Shy Datika President and CEO

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